STATEMENT OF INVESTMENTS

Dreyfus Cash Management
April 30, 2006 (Unaudited)

Negotiable Bank Certificate of Deposit--27.7%	Principal Amount ($)	Value ($)
Banca Intesa SpA (Yankee)		
4.89%, 6/22/06	200,000,000	200,000,000
Bank of America N.A.		
4.82%, 3/21/07	75,000,000 a	75,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
4.79%, 5/5/06	200,000,000	200,000,000
Citibank (South Dakota) N.A., Sioux Falls		
4.89%, 6/22/06	75,000,000	75,000,000
Credit Suisse (USA) Inc. (Yankee)		
4.96%, 7/3/06	150,000,000	150,000,000
Credit Suisse (Yankee)		
4.80% - 4.90%, 5/8/06 - 6/22/06	375,000,000	375,000,000
DEPFA BANK PLC (Yankee)		
4.81% - 4.93%, 5/11/06 - 6/29/06	483,000,000 b	483,000,000
Dresdner Bank AG (Yankee)		
4.80%, 5/10/06	200,000,000	200,000,000
HSH Nordbank AG (Yankee)		
4.89% - 4.92%, 6/22/06 - 6/30/06	150,000,000 b	150,000,000
Societe Generale (Yankee)		
4.78% - 4.92%, 5/8/06 - 6/29/06	530,000,000	530,000,000
Svenska Handelsbanken (Yankee)		
4.80%, 5/11/06	500,000,000	500,000,000
Total Negotiable Bank Certificate of Deposit		
(cost $2,938,000,000)		**2,938,000,000**

Commercial Paper--62.7%		
Allied Irish Banks PLC		
4.78%, 5/5/06	200,000,000	199,894,222
Amstel Funding Corp.		
4.93%, 6/28/06	170,000,000 b	168,665,339
Bear Stearns Cos. Inc.		
4.78%, 5/5/06	225,000,000	224,881,000
Beethoven Funding Corporation		
4.80%, 5/4/06	50,182,000 b	50,162,011
Beta Finance Inc.		
4.90%, 6/22/06	67,500,000 b	67,028,100
Bryant Park Funding LLC		
4.90%, 6/20/06	40,494,000 b	40,221,790
CAFCO LLC		
4.92%, 6/28/06	100,000,000 b	99,217,000
CBA (Delaware) Finance Inc.		
4.89%, 6/22/06	80,000,000	79,441,867
CC (USA) Inc.		
4.90%, 6/22/06	45,000,000 b	44,685,400
CHARTA LLC		
4.90%, 6/20/06	250,000,000 b	248,319,444
CIESCO LLC		
4.90% - 4.92%, 6/23/06 - 6/28/06	250,000,000 b	248,149,271
Citigroup Global Markets Holdings Inc.		
4.95%, 7/5/06	100,000,000	99,117,083
CRC Funding LLC		

4.90% - 4.92%, 6/19/06 - 6/23/06	200,000,000 b	198,625,722
Cullinan Finance Ltd.		
4.89% - 4.90%, 6/13/06 - 6/16/06	80,037,000 b	79,559,572
Daimler Chrysler Revolving Auto Conduit LLC		
4.95%, 7/5/06	20,000,000	19,823,417
Danske Corp., Delaware		
4.81%, 5/11/06	318,370,000	317,946,391
Deutsche Bank Financial LLC		
4.82%, 5/1/06	200,000,000	200,000,000
DnB NOR Bank ASA		
4.90%, 6/22/06	500,000,000	496,508,056
FCAR Owner Trust, Ser. I		
4.79%, 5/10/06	400,000,000	399,523,000
Gemini Securitization Corp., LLC		
4.80%, 5/11/06	25,000,000 b	24,966,806
General Electric Capital Services Inc.		
4.79%, 5/11/06	200,000,000	199,734,722
Grampian Funding Ltd.		
4.90% - 4.93%, 6/23/06 - 6/27/06	595,000,000 b	590,485,214
Harrier Finance Funding Ltd.		
4.89% - 4.90%, 6/15/06 - 6/22/06	111,000,000 b	110,291,383
Kredietbank N.A. Finance Corp.		
4.90%, 6/22/06 - 6/23/06	300,000,000	297,876,500
Landesbank Baden-Wuerttemberg		
4.79%, 5/8/06	335,000,000	334,689,287
Long Lane Master Trust IV		
4.80%, 5/5/06 - 5/10/06	79,122,000 b	79,060,644
Mont Blanc Capital Corp.		
4.79%, 5/8/06	22,269,000 b	22,248,346
Nordea North America Inc.		
4.78%, 5/5/06	125,000,000	124,933,889
Prudential Funding LLC		
4.83%, 5/1/06	300,000,000	300,000,000
Rabobank USA Financial Corp.		
4.82%, 5/1/06	200,000,000	200,000,000
Santander Central Hispano Finance (Delaware) Inc.		
4.78%, 5/5/06	197,310,000	197,205,535
Skandinaviska Enskilda Banken AB		
4.95%, 7/3/06	90,000,000	89,230,613
Solitaire Funding Ltd.		
4.90%, 6/22/06	134,000,000 b	133,063,191
Thunder Bay Funding LLC		
4.90%, 6/21/06	37,272,000 b	37,016,438
Ticonderoga Master Funding Limited		
4.80%, 5/10/06	45,182,000 b	45,128,008
UBS Finance Delaware LLC		
4.82%, 5/1/06	200,000,000	200,000,000
Variable Funding Capital Company, LLC		
4.78%, 5/8/06	200,000,000 b	199,814,889
Westpac Capital Corp.		
4.90%, 6/22/06	73,500,000	72,986,684
WestpacTrust Securities NZ Ltd.		
4.90%, 6/22/06	100,000,000	99,301,611
Total Commercial Paper		
(cost $6,639,802,445)		**6,639,802,445**

Corporate Notes--7.8%

Bank of America Corp.

4.82%, 5/25/07	250,000,000	a	250,000,000
Fifth Third Bancorp			
4.93%, 5/23/06	200,000,000	a,b	200,000,000
Harrier Finance Funding Ltd.			
4.82%, 11/15/06	125,000,000	a,b	125,000,000
Morgan Stanley			
4.85%, 5/3/06	250,000,000	a	250,000,000
Total Corporate Notes			
(cost $825,000,000)			**825,000,000**
Total Investments (cost $10,402,802,445)	**98.2%**		**10,402,802,445**
Cash and Receivables (Net)	**1.8%**		**193,339,535**
Net Assets	**100.0%**		**10,596,141,980**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities
     may be resold in transactions exempt from registration, normally to qualified institutional buyers. At
     April 30, 2006 these securities amounted to $3,444,708,568 or 32.5% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.